UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PLURALSIGHT, INC.

(Name of Issuer)

Class A Common Stock, $0.0001

(Title of Class of Securities)

72941B106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72941B106	SCHEDULE 13G/A	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICONIQ Strategic Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 72941B106	SCHEDULE 13G/A	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICONIQ Strategic Partners-B, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 72941B106	SCHEDULE 13G/A	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICONIQ Strategic Partners Co-Invest, L.P. (Series PS2)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 72941B106	SCHEDULE 13G/A	Page 5 of 14 Pages

13.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICONIQ Strategic Partners Co-Invest, L.P., Series PS
14.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
15.	SEC USE ONLY
16.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	17.	SOLE VOTING POWER -0-
	18.	SHARED VOTING POWER -0-
	19.	SOLE DISPOSITIVE POWER -0-
	20.	SHARED DISPOSITIVE POWER -0-

21.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
22.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
23.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
24.	TYPE OF REPORTING PERSON* PN

CUSIP No. 72941B106	SCHEDULE 13G/A	Page 6 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICONIQ Strategic Partners GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 72941B106	SCHEDULE 13G/A	Page 7 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICONIQ Strategic Partners TT GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 72941B106	SCHEDULE 13G/A	Page 8 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Divesh Makan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 95,565
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 95,565
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,565
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%(1)
12.	TYPE OF REPORTING PERSON* IN

(1)

The percent of class is calculated based on 101,791,676 shares of Class A Common Stock outstanding as of October 28, 2019 as set forth in the Company’s Form 10-Q filed with the U.S. Securities and Exchange Commission on October 30, 2019.

CUSIP No. 72941B106	SCHEDULE 13G/A	Page 9 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William J.G. Griffith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 147,135
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 147,135
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,135
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%(1)
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 72941B106	SCHEDULE 13G/A	Page 10 of 14 Pages

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Pluralsight, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 182 North Union Avenue, Farmington, Utah 84025.

Item 2(a).	Name of Person Filing

This Statement is being filed on behalf of by the following persons: ICONIQ Strategic Partners, L.P. (“ISP”), ICONIQ Strategic Partners-B, L.P. (“ISP-B”), ICONIQ Strategic Partners Co-Invest, L.P. (Series PS2) (“ISP Co-Invest PS2”), ICONIQ Strategic Partners GP, L.P. (“ICONIQ GP”), ICONIQ Strategic Partners TT GP, Ltd. (“ICONIQ Parent GP”), Divesh Makan (“Mr. Makan”), William J.G. Griffith (“Mr. Griffith”), and ICONIQ Strategic Partners Co-Invest L.P., Series PS (“ISP Co-Invest PS”).

ICONIQ GP is the general partner of each of ISP, ISP-B, ISP Co-Invest PS2 and ISP Co-Invest PS. ICONIQ Parent GP is the general partner of ICONIQ GP. Mr. Makan and Mr. Griffith are the sole equity holders and directors of ICONIQ Parent GP. ISP is the sole member of ISP Main Fund PS LLC, a Delaware limited liability company.

ISP, ISP-B, ISP Co-Invest PS2, ISP Co-Invest PS, ICONIQ GP, ICONIQ Parent GP, Mr. Makan, and Mr. Griffith are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each Reporting Person is c/o ICONIQ Strategic Partners, 394 Pacific Avenue, 2nd Floor, San Francisco, CA 94111.

Item 2(c).	Citizenship

Each of ISP, ISP-B and ICONIQ GP is a Cayman Island limited partnership. ICONIQ Parent GP is a Cayman Island company. Each of ISP Co-Invest PS2 and ISP Co-Invest PS is a Delaware limited partnership. Each of Mr. Makan and Mr. Griffith is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A Common Stock, par value $0.0001 (“Class A Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Class A Common Stock is 72941B106.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 72941B106	SCHEDULE 13G/A	Page 11 of 14 Pages

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

Mr. Makan is an equityholder and director of ICONIQ Parent GP and may be deemed to beneficially own 95,565 shares of Class A Common Stock.

Mr. Griffith is an equityholder and director of ICONIQ Parent GP and may be deemed to beneficially own 147,135 shares of Class A Common Stock.

Item 4(b).	Percent of Class

As of the date hereof, each of Mr. Makan and Mr. Griffith has less than 0.1% beneficial ownership of shares of Class A Common Stock.

The percent of class is calculated based on 101,791,676 shares of Class A Common Stock outstanding as of October 28, 2019 as set forth in the Company’s Form 10-Q filed with the U.S. Securities and Exchange Commission on October 30, 2019.

Item 4(c).	Number of shares as to which the person has:

Number of Shares of Class A Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
ISP	-0-	-0-	-0-	-0-
ISP-B	-0-	-0-	-0-	-0-
ISP Co-Invest PS2	-0-	-0-	-0-	-0-
ISP Co-Invest PS	-0-	-0-	-0-	-0-
ICONIQ GP	-0-	-0-	-0-	-0-
ICONIQ Parent GP	-0-	-0-	-0-	-0-
Mr. Makan	95,565	-0-	95,565	-0-
Mr. Griffith	147,135	-0-	147,135	-0-

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

CUSIP No. 72941B106	SCHEDULE 13G/A	Page 12 of 14 Pages

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 72941B106	SCHEDULE 13G/A	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

ICONIQ Strategic Partners, L.P.
By: ICONIQ Strategic Partners GP, L.P., its General Partner
By: ICONIQ Strategic Partners TT GP, Ltd., its General Partner

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Senior Vice President

ICONIQ Strategic Partners-B, L.P.
By: ICONIQ Strategic Partners GP, L.P., its General Partner
By: ICONIQ Strategic Partners TT GP, Ltd., its General Partner

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Senior Vice President

ICONIQ Strategic Partners Co-Invest, L.P. (Series PS2)
By: ICONIQ Strategic Partners GP, L.P., its General Partner
By: ICONIQ Strategic Partners TT GP, Ltd., its General Partner

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Senior Vice President

ICONIQ Strategic Partners Co-Invest, L.P., Series PS
By: ICONIQ Strategic Partners GP, L.P., its General Partner
By: ICONIQ Strategic Partners TT GP, Ltd., its General Partner

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Senior Vice President

CUSIP No. 72941B106	SCHEDULE 13G/A	Page 14 of 14 Pages

ICONIQ Strategic Partners, GP, L.P.
By: ICONIQ Strategic Partners TT GP, Ltd., its General Partner

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Senior Vice President

ICONIQ Strategic Partners TT GP, Ltd.

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Senior Vice President

Divesh Makan

/s/ Divesh Makan

William J.G. Griffith

/s/ William J.G. Griffith